March 28, 2017

VIA EDGAR

Ms. Mindy Hooker

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N. E.

Washington, D. C. 20549-7010

Re:

Hovnanian Enterprises, Inc.

Form 10-K for the year ended October 31, 2016

Filed December 20, 2016

Form 10-Q for the period ended January 31, 2017

Filed March 8, 2017

Form 8-K filed on March 8, 2017

File No. 1-8551

Dear Ms. Hooker:

Hovnanian Enterprises, Inc. (the “Company”) hereby confirms receipt of the letter dated March 27, 2017, containing comments of the Staff of the Securities and Exchange Commission with regard to the Company’s Form 10-K for the year ended October 31, 2016, Form 10-Q for the period ended January 31, 2017 and Form 8-K filed on March 8, 2017 (the “Letter”). As discussed during a telephone call with you on March 28, 2017, the Company intends to submit its response to the Letter by Friday, April 21, 2017.

Please contact the undersigned at 732-383-2698 if you would like to discuss further, and we appreciate your consideration.

Sincerely,

/s/ Brad G. O’Connor

Brad G. O’Connor

Vice President, Chief Accounting Officer and Corporate Controller

cc:	John Cash, Branch Chief

Jeanne Baker, Assistant Chief Accountant

J. Larry Sorsby, Executive Vice President and Chief Financial Officer